                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 12)*

                            Smithfield Foods, Inc.
                            ----------------------
                               (Name of Issuer)

                                 Common Stock
                                 ------------
                        (Title of Class of Securities)

                                  832248-10-8
                                  -----------
                                (CUSIP Number)

                                Michael H. Cole
                            Smithfield Foods, Inc.
                              200 Commerce Street
                          Smithfield, Virginia 23430
                                 (757)365-3000
                            -----------------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                March 14, 2001
                                --------------
            (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box [_].

               Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

               *The remainder of this cover page shall be filled out for a recording person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only).

      Joseph W. Luter, III
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      PF
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          3,118,943
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          3,118,943
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      3,118,943
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

Item 1.  Security and Issuer
         -------------------

     This statement relates to the Common Stock, $0.50 par value (the "Common Stock"), of Smithfield Foods, Inc., a Virginia corporation ("Smithfield"), which has its principal executive offices at 200 Commerce Street, Smithfield, Virginia, 23430.

Item 2.  Identity and Background
         -----------------------

     This statement is filed on behalf of Joseph W. Luter, III, whose business address is Smithfield Foods, Inc., 200 Commerce Street, Smithfield, Virginia, 23430.

     Mr. Luter is Chairman of the Board, President and Chief Executive Officer of Smithfield, the principal businesses of which are the processing and marketing of hog products and the raising and marketing of hogs.

     Mr. Luter has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     Mr. Luter is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

     Mr. Luter used personal funds to pay the purchase price for an open market purchase of 1,000 shares of Smithfield Common Stock on September 28, 1999.

Item 4.  Purpose of Transaction
         ----------------------

     Mr. Luter intends to hold the shares of Common Stock acquired in the acquisition listed in Item 3 for investment purposes. As Chairman of the Board, President and Chief Executive Officer, Mr. Luter regularly explores actions and transactions that may be advantageous to the company, including but not limited to possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, management, policies, governing instruments, capitalization, securities or regulatory or reporting obligations of Smithfield. Except as noted above, Mr. Luter does not currently have any plans or proposals that relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4.

     Item 5.  Interest in Securities of the Issuer
              ------------------------------------

         (a) In the aggregate, Mr. Luter beneficially owns 3,118,943 shares of Smithfield's Common Stock, representing 5.9% of the outstanding Common Stock.

         (b) See Cover Page, Items 7, 8, 9 and 10. The 3,118,943 shares beneficially owned by Mr. Luter include 2,918,943 shares directly owned by Mr. Luter individually; and 200,000 shares subject to an immediately exercisable option owned by Mr. Luter.

         (c) Each of the transactions listed below was effected by Mr. Luter during the 60 day period preceding this filing. All such transactions have been previously reported by Mr. Luter on Forms 4 and 5 filed pursuant to
     Section 16 of the Securities Exchange Act of 1934.

-----------------------------------------------------------------------------------
                                   Number of                          Number of
                                   shares                             shares
                                   acquired       Price per           beneficially
Date of                            or             share               owned
event or       Type of event       disposed       and aggregate       after
transaction    or transaction      of             price               transaction
-----------------------------------------------------------------------------------
3/14/01        Sale to Issuer      500,000        $31.50 per          3,768,997
                                                  share;
                                                  $15,750,000
-----------------------------------------------------------------------------------
3/26/01        Open Market         650,054        $36.37 per          3,118,943
               Sale                               share;
                                                  $23,642,463
-----------------------------------------------------------------------------------

         (d)  None.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer
         ---------------------------

     Mr. Luter has fully paid all moneys borrowed under a $11,000,000 designated line of credit and a $2,000,000 designated line of credit with Merrill Lynch Pierce Fenner & Smith which were disclosed in a previous 13D Amendment. Both lines of credit have been terminated.

     Mr. Luter has fully paid his $3,689,748 margin loan with Scott & Stringfellow, Inc. which was disclosed in a previous 13D Amendment.

     Mr. Luter has fully paid the $7,500,000 Promissory Note dated as of September 9, 1998 by Mr. Luter in favor of Smithfield which was disclosed in a previous 13D Amendment.

Item 7.  Material To Be Filed As Exhibits
         --------------------------------

     None.



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 30, 2001                        /s/ Joseph W. Luter, III
                                    ----------------------------
                                    Joseph W. Luter, III